Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-18

Silver North Intersects 1.83 metres True Width of 1,088 g/t Silver, 3.90 g/t Gold, 1.89%

Lead and 0.63% Zinc in New Discovery at Haldane Silver Project, Yukon

•New discovery at the Main Fault consists of multiple silver-bearing structures, elevating Main Fault to a high priority target

•365 g/t silver, 0.23 g/t gold, 1.80% lead and 1.37% zinc over 5.80m true width in HLD24-30

•460 g/t silver, 0.16 g/t gold, 4.34% lead and 1.23% zinc over 3.05m true width in HLD24-29

Vancouver, BC, November 14, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) (“Silver North” or the “Company”) is pleased to announce results from the 2024 drilling campaign at the wholly owned Haldane Property in the historic Keno Hill Silver District, Yukon. Drilling confirmed that the Main Fault, marked by a series of silver bearing surface showings, is indeed a productive structure hosting multiple high grade silver-bearing veins and breccias. A total of 732 metres of drilling was completed in 3 holes testing the West Fault and Main Fault targets. The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins as seen elsewhere in the district.

“We consider this a new drill discovery at the Main Fault defined by multiple high grade silver intersections over three separate vein – fault zones. The continuity demonstrated over the 50 metres between holes, and the increased grades and thicknesses encountered down dip in HLD24-30 are extremely encouraging,” stated Jason Weber, P.Geo., president and CEO of Silver North. “We can now elevate the Main Fault to an important silver target where we can potentially delineate new silver resources along with the West Fault target. We will continue to refine our interpretation of these new results to optimize an aggressive drill program to test the Main Fault in 2025.”

Main Fault Target

The Main Fault, thought to be a parallel structure to the West Fault, was targeted in the 2024 drill program based on surface sampling of the fault at the Main and Main South showings where oxidized vein samples on surface average 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m. Two holes tested this target (HLD24-29 and -30), successfully intersecting a wide structural zone consisting of three siderite-sulphide vein faults and breccias with an interstitial stockwork of siderite bearing veinlets and brecciated host rocks that forms the overall structural zone.

In hole HLD24-29 the widest structural zone returned 13.75m true width (“TW”) of 157 g/t silver, 1.42% lead and 0.67% zinc and blossomed to 28.36m (TW) of 130 g/t silver, 0.55% lead and 0.52% zinc 50 metres down dip in hole 30. High grade oxidized and brecciated siderite vein fault material at the upper boundary returned 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30. It is notable that these upper boundary intersections are unusually high in gold as compared to other intersections at the Haldane Property. The oxidized nature of these intersections makes it difficult to determine the mineralogy associated with the elevated gold values at this time.

Table 1 – Haldane Property – 2024 Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	True Width(m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq (g/t)[1]
HLD24-28 (West)	243.71	244.09	0.38	0.19	122	0.17	2.07	0.48	218
HLD24-29 (Main)	146.20	162.00	15.80	13.75	157	0.08	1.42	0.67	233
incl.	147.60	150.00	2.40	2.09	206	0.10	1.49	1.36	311
incl.	157.00	160.50	3.50	3.05	460	0.15	4.34	1.23	653
and incl.	158.60	160.50	1.90	1.65	777	0.25	7.86	2.22	1,123
	171.00	176.30	5.30	4.61	53	0.06	1.13	1.43	147
incl.	174.20	176.30	2.10	1.83	105	0.04	2.61	2.07	268
HLD24-30 (Main)	159.00	161.50	2.50	1.83	1,088	3.90	1.89	0.63	1,491
incl.	159.00	160.00	1.00	0.73	2,470	9.64	3.88	0.99	3,422
	164.20	203.00	38.80	28.36	130	0.09	0.55	0.52	174
incl.	171.70	172.50	0.80	0.58	1,210	0.42	3.15	0.45	1,358
incl.	183.85	191.80	7.95	5.81	365	0.23	1.80	1.37	491
and incl.	190.80	191.80	1.00	0.73	1,025	0.54	8.52	2.18	1,415
incl	201.75	203.00	1.25	0.91	194	0.18	0.54	1.08	266

[1]Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc. While metal prices today are generally higher than those used in the formula, these are the values used for past drilling at Haldane in order to compare past results.

High grade, partially oxidized and strongly brecciated siderite vein fault from the centre of the Main Fault structural zone returned 3.05m (TW) of 460 g/t silver, 0.15 g/t gold, 4.34% lead and 1.23% zinc, including 1.65m (TW) of 777g/t silver, 0.25 g/t gold, 7.86% lead and 2.22% zinc in HLD24-29 and 5.8m (TW) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc 50 meters down dip from HLD24-30.

The best result from the lowermost unoxidized siderite vein and vein fault breccia was an intercept of 0.91m (TW) of 194 g/t silver, 0.18 g/t gold, 0.54% lead and 1.08% zinc from HLD24-30.

Figure 1 Haldane Property Drill Plan Map

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
D
D'
3.6m @ 223g/t Ag
HLD13-12
1300m
HLD24-30
HLD24-29
1250m
1200m
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
1150m
A
B
C
D
E
1100m
1050m
50m
1000m

HLD13-12 Bottom	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E	1.00	N/A	84	0.12	0.14	1.33	151

HLD24-29	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A	15.00	13.75	157	0.08	1.42	0.67	238
including	2.00	2.09	200	0.10	1.49	1.06	333
including	3.50	3.05	460	0.15	4.38	1.23	653
and incl.	1.90	1.68	777	0.25	7.86	2.21	1123

HLD24-29	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B	5.30	4.61	51	0.06	1.13	1.43	147
including	2.10	1.83	105	0.04	2.51	2.07	268

HLD24-30	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C	2.50	1.83	1088	8.9	1.89	0.83	1491
including	1.00	0.73	2470	9.64	3.88	0.99	3422

HLD24-30	Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D	38.80	28.36	130	0.09	0.55	0.52	174
including	0.80	0.58	1210	0.42	3.15	0.45	1358
including	7.85	5.81	365	0.23	1.80	1.37	491
and incl.	4.15	3.03	423	0.25	1.30	1.01	522
and incl.	1.00	0.73	1025	0.54	8.57	2.16	1415
including	1.25	0.91	199	0.18	0.54	1.08	266

Figure 2 Cross Section HLD24 29 & 30

West Fault Target

Holes HLD24-29 and -30 potentially tested the very upper portions of the West Fault prior to reaching the Main Fault. The intersections occur high in the hole in very oxidized material. A significant fault zone was intersected in HLD24-29 but was unmineralized while the projected intersection in HLD24-30 was not recovered. Due to the shallow nature of the intersections and associated poor core recovery, management does not believe that this is an adequate test of the West Fault in this area and plans deeper drilling in this area in the future.

Hole HLD24-28, intersected the West Fault but deviated significantly more shallowly than expected and to the west of the intended target pierce point. The hole intersected several narrow discrete siderite-galena-sphalerite veins and siderite veinlets with the best of these returning 0.19m (TW) of 122 g/t silver, 0.169 g/t gold, 2.07% lead and 0.47% zinc. The hole did not close off the interpreted SW plunge of high-grade silver mineralization intersected in 2021 drilling, which remains open at a more steeply oriented plunge.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/